SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
Amendment No. 1

ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE
FISCAL YEAR ENDED SEPTEMBER 30, 2007

Commission File No. 0-29320

EIGER TECHNOLOGY, INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

144 Front Street West, Suite 700
Toronto, Ontario M5J 2L7
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the
close of the period covered by the annual report: 42,389,054 Common Shares without par value.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of
the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant
was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ___X___ No_____

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 _ Item 18 ___X____

The Index to Exhibits is found at Page_35

Explanatory Note: The Company is filing this amendment to Form 20-F, filed with the commission on March 31, 2008, to
include the signatures of the auditor on page F2 and F3 of the financial statements.

FORWARD LOOKING STATEMENTS

Forward-Looking Information is Subject to Risk and Uncertainty. This report contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this report, the words "estimate," "project," "intend," "expect," "anticipate" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Such risks and uncertainties include, but are not limited to, those identified under the subheading "Risk Factors" in Item 3 hereof.

GLOSSARY

The following is a glossary of some terms that appear in the discussion of the business of Eiger Technology, Inc. ("the Company") as contained in this Annual Report.

"Racino"	Racino Royale Inc., an entity in which the Company has an investment. Racino invests in horseracing and gaming ventures.
"Newlook"	Newlook Industries Corp., an entity in which the Company has an investment. Newlook invests in wireless ventures.
"Wireless Age"	Wireless Age Communications, Inc., a majority owned subsidiary of Newlook.
"InterAmerican"	InterAmerican Gaming Corp., an entity subject to a letter of intent with Racino. Racino intends to acquire InterAmerican.

TABLE OF CONTENTS

Page

PART I

PART II

PART III

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. *Selected financial data.*

The selected consolidated financial information set out below has been obtained from financial statements that reflect the Company's business operations. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For reconciliation to US GAAP refer to Note 20 of the attached audited statements. The following table summarizes information pertaining to operations of the Company for the last five years ended September 30, 2007.

	2007	2006*	2005* Restated	2004 Restated	2003
Working Capital	$ (2,193,000)	$ (1,829,000)	$ (1,751,000)	$ (3,277,000)	$ (409,000)
Revenue	$ 0	$ 130,000	$ 0	$ 5,735,000	$ 4,932,000
Earnings (Loss) from Continuing Operations:	$ (877,000)	$ 481,000	$ (703,000)	$ (3,006,000)	$ (1,184,000)
Net Earnings (Loss):	$ (1,856,000)	$ 92,000	$ (250,000)	$ (6,006,000)	$ (7,551,000)
Earnings (Loss) per Share:	$ (0.046)	$ (0.002)	$ (0.018)	$ (0.16)	$ (0.21)
Total Assets:	$ 3,869,000	$ 2,901,000	$ 1,932,000	$ 7,287,000	$ 15,778,000
Net Assets:	$ (1,864,000)	$ (28,000)	$ (492,000)	$ (846,000)	$ 9,317,000
Long Term Debt:	$ 0	$ 0	$ 0	$ 347,000	$ 163,000
Total Liabilities:	$ 2,853,000	$ 2,929,000	$ 2,424,000	$ 8,133,000	$ 6,461,000
Share Capital:	$ 44,286,000	$ 43,839,000	$ 43,839,000	$ 43,839,000	$ 42,685,000
Stock-Based Compensation	$ 1,278,000	$ 1,705,000	$ 1,333,000	$ -	$ -
Retained Earnings (Deficit):	$(47,428,000)	$(45,572,000)	$(45,664,000)	$(44,685,000)	$(33,585,000)
Number of Shares:	42,389,054	38,860,174	38,860,174	38,860,174	37,608,951

*Reclassified to reflect discontinued operations of Newlook Industries Corp.

CURRENCY EXCHANGE INFORMATION

The Company's accounts are maintained in Canadian dollars. In this Annual Report, all dollar amounts are expressed in Canadian dollars except where otherwise indicated.

The following table sets forth, for the periods indicated, the high and low closing rates of exchange of Canadian dollars into United States dollars, the average of such exchange rates on the close of each day during the periods, and the end of period rates. Such rates are shown as, or are derived from, the reciprocals of the Bank of Canada nominal noon exchange rates in Canadian dollars.

Fiscal Year Ended September 30

	2007	2006	2005	2004	2003
High	1.0585	0.9134	0.8630	0.7912	0.7506
Low	0.8496	0.8349	0.7840	0.7159	0.6254
Average	0.9418	0.8750	0.8176	0.7550	0.6854
Period	1.0088	0.8947	0.8630	0.7912	0.7408

On March 27, 2008 the exchange rate of Canadian dollars into United States dollars, based upon the Bank of Canada nominal noon exchange rate was Cdn. $1.00 equals U.S. $0.985

The following table sets forth, for the most recent previous six months, the closing rates of exchange of Canadian dollars into United States dollars. The latest practicable date for March was on March 27, 2008.

Mar 2008	Feb 2008	Jan 2008	Dec 2007	Nov 2007	Oct 2007
0.9855	0.9844	1.0038	0.9913	1.0000	0.9447

B. *Capitalization and indebtedness.*

Not Applicable.

C. ***Reasons for the offer and use of proceeds.***

Not Applicable.

D. ***Risk factors.***

The Company's operations are subject to a variety of risks and uncertainties. The following factors are to be considered a list of known material risks that are specific to the Company or its industries.

Going Concern
The Company's continued existence as a going concern is dependent upon the Company's ability to raise additional capital and sustain profitable operations. There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $2,193,000 and an accumulated deficit of $47,428,000 as at September 30, 2007. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future share issuances and certain related party efforts will provide sufficient cash flow for it to continue as a going concern in its present form, however there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

Management of the Growth of the Company
The implementation of the Company's investment strategy could result in a period of rapid growth. This growth could place a strain on the Company's managerial and financial resources. Future operating results will depend on the ability of senior management to manage rapidly changing business conditions, and to implement and improve the Company's investee's technical, administrative, financial control and reporting systems. No assurance can be given that the Company will succeed in these efforts. The failure to effectively manage and improve these systems could increase the Company's costs and devalue the Company's investments.

Competition
The Company investment entity's face competition in each of its markets and has competitors, many of which are larger and have greater financial resources. There can be no assurance that the Company's investments will be able to continue to compete successfully in its markets. Because the investee's compete, in part, on the technical advantages and cost of their products, significant technical advances by competitors or the achievement by such competitors of improved operating effectiveness that enable them to reduce prices could reduce the investee's competitive advantage in these products and thereby adversely affect the Company's financial results and the value of its investments.

Intellectual Property

The Company's investees have not obtained patent protection nor registered trademarks or copyrights for all of their proprietary technology or products. As the investees have not protected all of their intellectual property, their business may be adversely affected by competitors copying or otherwise exploiting features of their technology, products, information or services, which could damage the value of the Company's investments.

Dependence on Key Personnel and Skilled Employees

The success of the Company is dependent, in large part, on certain key personnel and on the ability to motivate, retain executive level strategic leadership. There can be no assurance that the Company will be able to attract and retain employees with the necessary technical, technological and specialized skills given the competitive state of the employment market for these individuals. The loss of such services or the failure by the Company to continue to attract and retain other key personnel may have a material adverse effect on the Company, including its ability to make key strategic investments, its ability to grow earnings and its ability to realize on its investments.

Uncertain Operating Results

The Company's financial operating results may vary and significantly depend on such factors as the timing of new product announcements, increases in supply costs and changes in pricing policies of the Company's investments and its competitors. The market price of the Shares may be highly volatile in response to such fluctuations.

New Investment Development

There can be no assurance that the Company will be able to identify, develop and invest in new entities or ventures that it currently does not participate in.

Foreign Exchange Rate

Material depreciation of the Canadian dollar against the U.S. dollar may increase certain costs impacting the Company's profitability and cash flow.

Legal Proceedings Against Foreign Persons

The Company's jurisdiction of incorporation falls under the laws of the Province of Ontario, Canada, and all of the Company's officers and directors are residents of Canada. Consequently, it may be difficult for United States investors to affect service of process within the United States upon the Company or its officers and directors, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under U.S. securities laws. Furthermore, it may be difficult for investors to enforce judgments of the U.S. against the Company or any of the Company's non-U.S. resident executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Company predicated solely upon civil liabilities arising under U.S. securities laws.

Item 4. Information on the Company

A. History and development of the company.

The Company entered the energy efficient lighting business in 1991. The Company's two main operating subsidiaries in this non-core business have been K-Tronik N.A. Inc. and ADH Custom Metal Fabricators Inc. ("ADH"). ADH operated from the Company's 55,000 square foot manufacturing and engineering facility located in Stratford, Ontario.

7

ADH manufactured and distributed transformer housings, switch housings and electronic data racks, as well as fluorescent light fixtures and reflectors. ADH was wound-up in August 2003. The Stratford property was sold in November 2004.

On April 1, 1998, the Company purchased 53% of the common stock of K-Tronik International Corp. ("K-Tronik"). During fiscal 1998, the Company consolidated two of its South Korean subsidiaries, Energy Products, Inc. (its South Korean energy saving products sales arm) and (a manufacturer of electronic ballasts) and, which were eventually combined under the name "K-Tronik Asia, Inc." The Company became a 64% shareholder of K-Tronik. On September 15, 2000, the Company sold its 60% interest in Lexatec VR Systems, Inc. to facilitate focussing on Eiger's core business at the time. On December 15, 2004, K-Tronik entered into an agreement to sell all of its interest in K-Tronik N.A. Inc. and the fixed assets of its subsidiary, K-Troniks Asia Ltd. Thus, K-Tronik ceased to be engaged in the business of manufacturing, distributing or selling electronic ballasts. On July 5, 2006, K-Tronik announced its name change to Racino, and implemented a new strategy focusing on the conduct of horse races and horseracing track development opportunities.

The Company entered the computer peripheral business following a series of transactions in September 1999 that resulted in the Company owning a 58% interest in Eiger Net of South Korea. On July 31, 2004, the remaining operating management shareholders of Eiger Net, Inc. in South Korea acquired Eiger's interest in Eiger Net, Inc. for a nominal sum as required by South Korean law. As such, the purchasers assumed all of the outstanding liabilities of Eiger Net, Inc. as at that date.

The Company entered into the VoIP telecom services business when, through Onlinetel Corp., it acquired 100% of the shares of Onlinetel, Inc. through a Share Exchange agreement under the provisions of Chapter 92a of the NGCL (Nevada General Corporate Law). 99.97% of Onlinetel's shares have been exchanged pursuant to the Share Exchange Agreement.

On March 18, 2004, Newlook completed an agreement to acquire 100% of the outstanding common shares of Onlinetel by issuing 12,727,273 common shares of Newlook to Eiger. A further 7,272,727 common shares were issued to Eiger in settlement of $1,200,000 of debt owing from Onlinetel to Eiger.

During fiscal 2007, the Board of Directors after careful consideration of the business prospects of the Company, decided to reorganize the Company by discontinuing its investment in Newlook and selling a large block of its investment in Racino. At this time, Mr. Gerry Racicot CEO of the Company decided to retire and Mr. John G. Simmonds was appointed CEO. Later in the year Mr. Jason Moretto stepped down as CFO of the Company and Mr. Gary Hokkanen was appointed CFO.

The decision to dispose of the Newlook investment was made in order to generate substantial amounts of cash for new business investment purposes. Beginning in January 2007, the Company disposed of 14,260,000 common shares of Newlook and received net cash proceeds of $1,292,450. 4,000,000 of the 14,260,000 were pursuant to call options (exercisable at $0.10 per share) granted to investors. As of September 30, 2007, there are 10,000,000 options (9,100,000 of which are exercisable at $0.10 per share and 900,000 of which are exercisable at $0.40 per share) outstanding to acquire the Company's remaining investment in Newlook.

Also during fiscal 2007, the Company disposed of substantially all of its investment in Racino. The Company disposed of 16,021,600 Racino common shares for cash proceeds of $183,665 and a secured promissory note. As of September 30, 2007, approximately $624,000 is outstanding under the promissory note. The issuer of the note is in default under the repayment terms and the Company is considering its options with the Racino investment.

Recent Financings

During May 7 and 18, 2007, the Company issued 3,570,000 units at a purchase price of $0.15 per unit. Each unit consisted of 1 common share and three purchase warrants. One warrant is exercisable for one year from date of distribution at an exercise price of $0.25, one warrant is exercisable at $0.50 for a period of one year beginning one year after date of distribution and one warrant is exercisable at $0.75 for one year beginning two years after date of distribution.

Other Recent Developments

Foundation Venture Leasing Inc. Acquisition of Racino Shares

On August 8, 2007, Eiger entered into a purchase agreement with Foundation Venture Leasing Inc. for the sale of 14,021,600 Racino common shares that Eiger owned for aggregate consideration of US$701,080. The purchase price was to be paid by Foundation in four tranches and prior to September 1, 2008.
Foundation is part of the Foundation Markets group, a privately-held Toronto-based merchant/investment banking group, which raises capital for small- and mid-sized companies, advises and assists companies going public and specializes in cross-border, multi-jurisdictional transactions. Through Foundation's ownership interest, it is anticipated that Racino will be moving forward with an acquisition strategy to create shareholder value.

As of December 20, 2007, Foundation is in default under the repayment terms of a promissory note which formed part of the purchase price.

InterAmerican Gaming Corp. Proposed Acquisition

Racino has signed a non-binding Letter of Intent pursuant to which it proposes to acquire all the issued and outstanding shares of InterAmerican Gaming Corp ("InterAmerican"), a Latin America focused casino management company. As part of the acquisition the board of directors will be reconstituted to include individuals with commensurate experience in the appropriate sectors and markets.

Eiger Technology, Inc. is a management holding company with two main investments; Newlook Industries Corp. ("Newlook") and Racino Royale, Inc. ("Racino"). Eiger's head office is located in Toronto, Ontario and has four staff.

Newlook is listed on the TSX Venture Exchange under symbol "NLI". Eiger holds a 35% ownership stake in Newlook. On March 18, 2004, Newlook acquired 100% of the shares of Onlinetel Corp. ("Onlinetel"). Newlook has discontinued its operations of Onlinetel effective fiscal 2007. All of Onlinetel's operations are classified as discontinued operations. Based in Ontario, Onlinetel is a Canadian provider of VoIP-based telecommunications services. The objective of the company is to continue to build on the technical and cost effective strength of Voice-over-Internet Protocol ("VoIP") technology, its proprietary applications and its national network, and by developing and growing its unique ad-based Call Zone/Call World plan. Onlinetel will continue to market its high-quality, low-cost services in the same manner that has made them a strong value proposition for Canadians. On June 28, 2007 Newlook acquired a 53% ownership interest in Wireless Age Communications, Inc. ("Wireless Age") a public entity trading on the NASD OTC Bulletin Board under the symbol "WLSA". Wireless Age operates in two segments; 1) independent retail cellular stores, and 2) distribution of prepaid cellular phone cards, professional grade two-way radios and ancillary accessories.

Racino is listed on the NASD OTC Bulletin Board under symbol "RCNR". Eiger holds 10% of Racino's common shares. Racino is currently focusing on implementing its business plan to conduct of horse-races and horse racing track development opportunities. Racino has also entered into a letter of intent to acquire InterAmerican Gaming Corp. ("InterAmerican") which is an entity making investments in the Latin American gaming market.

SELECTED ANNUAL INFORMATION

Summarized selected consolidated financial information with respect to the Company for the fiscal years ended September 30, 2007, 2006 and 2005 is as follows:

	2007	2006*	2005
Total revenues	$ -	$130,000	$ -
Earnings/(loss) from continuing operations	(877,000)	506,000	(703,000)
Earnings/(loss) from discontinued operations	(979,000)	(414,000)	453,000
Earnings/(loss)	(1,856,000)	92,000	(250,000)
Earnings/(loss) per share from continuing operations	(0.022)	0.013	(0.018)
Earnings/(loss) per share from discontinued operations	(0.024)	(0.011)	0.012
Earnings/(loss) per share	(0.046)	0.002	(0.006)
Total assets	3,869,000	2,901,000	1,932,000
Total liabilities	5,733,000	2,234,000	2,424,000
Non-controlling interest	-	695,000	-
Shareholders' deficit	(1,864,000)	(28,000)	(492,000)
Cash dividends declared	-	-	-
		* Reclassified to reflect discontinued operations of Newlook	

The Company has two investments, namely, Newlook and Racino.

NEWLOOK INDUSTRIES CORP.

Newlook has a 100% ownership stake in Onlinetel Corp. and a 53% ownership interest in Wireless Age Communications, Inc.

Onlinetel is a telecommunications software and services company, which harnesses the power of proprietary soft-switch technology to deliver VoIP communication services to individuals, businesses and carriers. Utilizing soft switch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls, phone-to-phone, over the Internet from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies. Onlinetel has disposed of substantially all of its communications businesses and reflects its results as discontinued operations.

Wireless Age is diversified telecommunications entity operating cellular retail stores and business enterprises distributing pre-paid cellular service cards, professional grade two-way radios and ancillary electronic products.

RACINO ROYALE, INC.
Racino began in June 2006 to enter the business of horse racing and gaming. Out of the gates, it targeted the province of Saskatchewan. With the support of the Saskatchewan Standardbred Horsemen's Association ("SSHA") and the Saskatchewan Liquor and Gaming Authority, in short order Racino was operating a track in the province. Big Valley Raceway in Craven, Saskatchewan — approximately 20 minutes north of Regina — held an eight-day meet on Sundays from July 23 to September 10, 2006. Racino intends to apply for race dates again in the future. Racino entered into a letter of intent to acquire InterAmerican Gaming Corp. If consummated, Racino will participate in the development of various racing, gaming and entertainment ventures in Latin America. InterAmerican is assembling various investments in new gaming markets through its relationships in its markets.

B. Organizational structure.

The following is a list of each material subsidiary of the Company and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each subsidiary at the fiscal year ended September 30, 2007:

Name of Subsidiary	Jurisdiction of Organization	Percentage of Voting Securities Owned of Controlled
Newlook Industries Corp. ("Newlook")	British Columbia	35%
Racino Royale, Inc. ("Racino")	Nevada	10%

The following is an organizational chart showing the Company's material subsidiaries:


Eiger Technology, Inc.
10%
35%
Racino Royale, Inc. (a Nevada corp.)
Newlook Industries Corp. (a British Columbia corp.)
100%
53%
Onlinetel Corp. (a Canadian corp.)
Wireless Age Communications, Inc. (a Nevada corp.)

C. Property, plants and equipment.

The Company's current property, plants and equipment are comprised primarily of telecommunications and computer equipment located in Ontario, Canada. The Company currently owns no real estate.

Item 5. Operating and Financial Review and Prospects

The information provided in this section endeavors to summarize the company's financial condition and results of operations for the periods specified, including the causes for material changes to provide an understanding of the company's business as a whole. The information also attempts to relate all separate segments of the company. The discussion provided therein should be read in conjunction with the Company's consolidated financial statements and related notes.

A. Operating results.

Comparative Analysis Between Fiscal 2007 and 2006

During the year ended September 30, 2007, Eiger's ownership interest in Racino was reduced from 50.4% to 10%. Accordingly the Company changed its accounting treatment for the investment. In previous years the Company

consolidated the operating results. However effective August 1, 2007, the Company began to equity account its investment in Racino. The operations of Newlook have been recorded as discontinued operations.

The Company recorded a continuing operations loss of $877,000 during the year ended September 30, 2007 compared to earnings of $506,000 during the comparative period in the prior year.

Revenues of continuing operations during fiscal 2007 were nil compared to $130,000 during fiscal 2006. The revenues during the year ended September 30, 2006, arose from Racino during the period the Company consolidated the operations of Racino. Prior to deconsolidation, occurring during fiscal 2007, Racino did not generate any revenues.

Selling, general and administrative expenses were $636,000 during the year ended September 30, 2007 down from $663,000 during the year ended September 30, 2006. Selling, general and administrative expenses during the year ended September 30, 2007 included wage costs of approximately $196,000, management fees to executive management of $138,000, accounting fees of $42,000, travel costs of $40,000 and miscellaneous costs of $203,000. The decrease in selling, general and administrative costs compared to fiscal 2006 is attributable to the change in business direction of the Company.

The Company incurred foreign exchange losses of $40,000, during the year ended September 30, 2007 compared to $25,000 during the comparative period in the prior year. Foreign exchange losses are incurred upon the translation of US dollar assets and liabilities converted into Canadian dollars during a period of Canadian dollar increasing vis-à-vis the US dollar.

Amortization of property and equipment totaled $12,000 in the current year and $15,000 in 2006.

The Company recorded other expense items totaling $189,000 in fiscal 2007 compared to other income of $1,508,000 in 2006.

During the year ended September 30, 2007, the Company opted to dispose of its investment in Newlook. The Company sold 10,263,000 common shares and also granted options to various investors to acquire 14,000,000 additional shares. The Company recorded an expense of $4,567,000 representing the fair value of the grant of the options and the adjustment to its fair value as of September 30, 2007. In addition the Company recorded a gain on dilution of $4,525,000 in March 2007, when the Company's investment in Newlook dropped below 50% and changed accounting from consolidation to equity accounting. The dilution gain represents previously consolidated operating losses of Newlook that no longer apply to the Company's investment in Newlook. The operating results of Newlook have been classified as discontinued operations and are explained elsewhere in this report.

The Company disposed of shares of its investment in Newlook and Racino and recorded a net loss of $97,000 from the disposal of these securities. The Company sold 14,263,000 common shares of Newlook (4,000,000 by way of options exercised) for a loss of $284,000 and 16,021,600 common shares of Racino for a gain of $187,000.

The Company changed from consolidation to equity accounting for its investment in Racino and recorded a loss of $80,000 for the period after deconsolidation to September 30, 2007. Operating expenses of Racino consolidated into the statement of operations prior to deconsolidation were $100,000.

During the year ended September 30, 2007, the Company recoded a loss of $15,000 on the writedown of an advance to a corporation representing the reduction in fair value of the security provided by the corporation. A loss of $45,000 was recorded during the year ended September 30, 2006.

The Company earned interest income of $47,000 from related parties in the current year due to intercompany balances that previously eliminated upon consolidation now attract interest payable to Eiger.

Loss per share from continuing operations during the year ended September 30, 2007 were $0.022 compared to earnings per share of $0.013 in the previous year.

Discontinued Operations

As described earlier in this report, management made the decision to dispose of its investment in Newlook during the second quarter. For this reason, the operating results of Newlook have been regarded as discontinued operations in the consolidated statement of operating results. As with Racino (which is still regarded as a component of continuing operations), the disposal of Newlook occurred in various transactions. On October 1, 2006, the Company held a 78.5% ownership interest in Newlook and divested down to 35% at September 30, 2007. In the second quarter of fiscal 2007, the ownership position of Newlook dropped below 50%, resulting in a change from consolidation accounting to equity accounting. However, due to the discontinued operations treatment, all operating results whether prior or post deconsolidation, are reflected as discontinued operations.

Net earnings of Newlook recorded by the Company during the year ended September 30, 2007 totaled $48,000. Losses prior to deconsolidation were $187,000 and earnings post deconsolidation were $207,000. Newlook acquired a controlling interest in a wireless operating company during the second quarter which generated substantially all of the earnings growth.

Also included in discontinued operations are accrued severance/retirement obligations of $1,000,000 to the Company's former CEO, who retired during the second quarter of fiscal 2007.

Loss per share from discontinued operations during the year ended September 30, 2007 was $0.024 compared to $0.011 during fiscal 2006.

Consolidated cash, cash equivalents and short-term investments at September 30, 2007 was $nil compared to $102,000 at September 30, 2006. Eiger has no bank debt facilities. Over the same period, Eiger's consolidated accounts receivable decreased to $33,000 from $262,000. Consolidated accounts payable and accrued charges decreased to $368,000 from $1,077,000 over the same period.

The Company's deferred revenue declined from $458,000 at September 30, 2006 to $nil at September 30, 2007 due to the reclassification of Newlook as discontinued operations. As the subscription is for a one-year term of service, the fee is amortized on a monthly basis over the one-year period and the revenue is deferred until earned.

The Company's cash-based working capital (net of deferred revenue) of negative $2,193,000 at September 30, 2007 increased from negative $1,829,000 at the prior year primarily due to the discontinuance of Newlook as a continuing operation.

On May 14, 2007, the Company closed a non-brokered private placement of 3,570,000 units of its securities at a price of $0.15 per unit. Each unit is comprised of one share and three share purchase warrants. The warrants, each of which is convertible to one common share, are exercisable for a period of three years at various exercise prices. The Company received proceeds of $536,000. If the warrants are fully exercised, the Company will receive additional cash proceeds of $5,355,000.

The Company's consolidated financial statements for the year ended September 30, 2007 have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America. The going concern basis of presentation assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $2,193,000 as at September 30, 2007 (2006 - $1,829,000; 2005 - $1,751,000) and an accumulated deficit of $47,428,000 as at September 30, 2007. The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to increase sales, satisfy or renegotiate the forebearance agreement and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future shares issuance and certain sales related efforts will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

Comparative Analysis Between Fiscal 2006 and 2005

For the fiscal year ended September 30, 2006, Eiger's restated earnings from continuing operations of $506,000 ($0.013 per share) improved from a restated $703,000 ($0.018 per share) loss during the prior year. During fiscal 2006, the Company recorded a gain of $1,512,000, of which $732,000 arose from licensing rights acquired by Racino and $780,000 of which arose from a reduction in the ownership position in Newlook.

Eiger's consolidated operating expenses from continuing operations of $1,075,000 (including 372,000 of non-cash items) for the year ended September 30, 2006 increased 53% from a restated $701,000 (including 238,000 of non-cash items) in fiscal 2005. The largest component of operating expenses is selling, general and administrative expenses ("SG&A"), which consists primarily of salaries and benefits, and the operating costs associated with sales. Consolidated SG&A, as restated, of $663,000 for the year ended September 30, 2006 increased 46% from $452,000 in fiscal 2005.

For the fiscal year ended September 30, 2006, Eiger incurred a loss from discontinued operations of $414,000 ($0.010 per share) in comparison to earnings of $453,000 ($0.011 per share) for fiscal 2005.

A. *Liquidity and capital resources*.

Comparison of the Company's financial position between fiscal year end September 2006 and 2007, is difficult due to the change in accounting for its ownership in Racino and Newlook. Ownership positions in both investments declined below 50% during fiscal 2007 and accordingly are now accounted for as equity investments that are no longer consolidated. At September 30, 2006, both entities were consolidated.

The most significant assets of the Company are receivables from Newlook, Racino and Foundation Venture Leasing Inc. (an unrelated entity which purchased substantially all of the Company's investment in Racino). The Company is owed $2,856,000 from Newlook (and its subsidiaries) and $80,000 from Racino (and its subsidiaries and investees). The Newlook balance is regarded as long term primarily because it has no specific repayment date; however Newlook is generating substantial free cashflow from its subsidiary and $1,600,000 is expected to be partially repaid during the next twelve months. The Foundation Venture Leasing note receivable of $624,000 is secured and is all due within the next twelve months (although the holder is in default as of balance sheet date). The Racino $80,000 balance is without specific repayment terms. The Company's ability to generate cash for investment purposes is primarily reliant on Newlook, Racino and Foundation Venture Leasing ability to repay these balances.

On May 14, 2007, the Company closed a non-brokered private placement of 3,570,000 units of its securities at a price of $0.15 per unit. Each unit is comprised of one share and three share purchase warrants. The warrants, each of which is convertible to one common share, are exercisable for a period of three years at various exercise prices. The Company received proceeds of $536,000. If the warrants are fully exercised, the Company will receive additional cash proceeds of $5,355,000.

Total liabilities were $5,733,000 at September 30, 2007 at $2,234,000 at September 30, 2006. The increase is primarily attributable to the deconsolidation of Newlook and Racino (which reduced total liabilities) offset by a substantial increase in liabilities due to the Company recording the fair value of a derivative financial instrument, pursuant to the provisions of CICA Handbook Section 3855, of $4,657,000 ($1,777,000 of which is classified as a current liability and $2,880,000 of which is classified as a long term liability). The derivative financial instrument is a liability to be settled with out the use of cash and represents the fair value of options to acquire a total of 10,000,000 Newlook shares held by Eiger.

Accounts payable and accrued charges reduced from $1,077,000 at September 30, 2006 to $368,000 at September 30, 2007. The reduction is primarily the result of deconsolidation of Racino and Newlook. At September 30, 2007, the Company recorded liabilities of discontinued operations of $702,000 representing unpaid severance/ retirement obligations to the Company's former CEO.

The Company's consolidated financial statements for the year ended September 30, 2007 have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America. The going concern basis of presentation assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficit of $2,193,000 and an accumulated deficit of $47,428,000 as at September 30, 2007. The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to realize on its agreements to dispose of investments and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future shares issuance and proceeds received from the divestiture of its investments will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

B. Research and development, patents and licenses, etc.

Research and development expenses were nil (nil: 2006; nil: 2005) for the year ended September 30, 2007.

On June 14, 2006, Racino acquired the exclusive rights for a racetrack development opportunity in Saskatchewan, Canada and during fiscal 2007 Racino recorded an impairment of the rights primarily due to inactivity. Racino continues to hold the rights and may in the future attempt to realize on the rights.

Trend information.

The Company is not significantly affected by any particular trends.

C. Off-balance sheet arrangements.

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Item 6. Directors, Senior Management and Employees

A. *Directors and senior management.*

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

John G. Simmonds   King City ON   CEO and Director
Director since September 20, 2005.
Mr. Simmonds is an entrepreneur with a track record of serving as an executive and on board positions with several communications, wireless and other businesses. Mr. Simmonds is founder of merchant bank Simmonds Capital Ltd., and currently serves as Chairman of Wireless Age Communications Inc., a consolidation of retail, wholesale and engineering businesses within the wireless products and services industry. Mr. Simmonds is involved in managing Eiger's business operations.

Jason R. Moretto   Vaughan ON   President, COO and Director
Director since January 5, 2004.
Mr. Moretto is a Chartered Financial Analyst and Certified General Accountant whose previous experience includes equity research and practicing as an accountant in both industry and public practice. He also holds a Bachelor of Commerce degree from the University of Toronto. Mr. Moretto is wholly involved in managing Eiger's business operations.

Stephen Dulmage   Toronto Ontario   Director
Director since July 17, 2008.
Mr. Dulmage previously served as the Chief Financial Officer of African Gold Group, Inc., a company listed on the Toronto Stock Exchange Venture Exchange. Prior to joining African Gold Group, Inc., Mr. Dulmage served as a business consultant from January 2003 through April 2003, as a sales agent of the Equigenesis Corporation from December 1999 through December 2002, and as a sales agent for Mantum Corporation from November 1996 until December 1999. Mr. Dulmage earned a Bachelor of Arts degree at McMaster University in 1964. Mr. Dulmage is a C.A. (Chartered Accountant) and is a member of the Canadian Institute of Chartered Accountants. Mr. Dulmage was a director of Travellers Mall.com Inc., a Toronto Stock Exchange Venture Exchange listed company, from 2000-2004.

Brian Cato   Ajax ON   Director
Director since March 21, 2006.
Mr. Cato has extensive experience in the telecommunications sector. He has held many senior positions with large multinational corporations that include Senior Vice-President and General Manager of ICG Communications, Inc., General Manager with S&P Data and General Manager of Onlinetel Corp. among others. Mr. Cato is a graduate of York University. Mr. Cato is not involved in managing Eiger's daily business operations.

Neal Romanchych   Aurora ON   Director

Director since March 21, 2006.

Mr. Romanchych has over twenty years of experience in the telecommunications sector. Over that period, he has been involved with several successful start-ups and has held senior positions with large telecom companies. His past postings include ten years with Call Net/Sprint Canada (where he was appointed to the Board of Directors of CNE Fiber Development Corp., its U.S. operating subsidiary), Vice President of Primus, Vice President of Riptide Inc. and President of Newlook Industries Corp. Mr. Romanchych holds an Honors Bachelor of Administrative Studies from Trent University. Mr. Romanchych is not involved in managing Eiger's daily business operations.

There are no arrangements or understandings between any of the officers or directors of the Company as to their election or employment, nor are there any family relationships.

Gary Hokkanen   Thornhill ON   Chief Financial Officer

Chief Financial Officer since July 17, 2007

Mr. Hokkanen is a Certified Management Accountant with over ten years experience in public company financial management at the executive level.

Carrie Weiler   Nobleton ON   Corporate Secretary

Corporate Secretary since July 17, 2007

Ms. Weiler provides professional public company corporate secretarial services to various entities. Ms. Weiler is a member of the Canadian Society of Corporate Secretaries.

B. Compensation.

For the year ended September 30, 2007 Jason Moretto was compensated $215,000 for his role as President and Chief Operating Officer of the Company. For the same period, Gary Hokkanen received $7,500 for his role as CFO of the Company.

Gerry Racicot was compensated $150,000 for his role as former President and CEO. In addition, Mr. Racicot was paid a retirement payment valued at $500,000 of which $96,000 has been paid by way of the Company transferring 960,000 Newlook Industries Corp.'s common shares it owns at a deemed price 0f $0.10 per share.

A total of 4 persons served as members of the administrative, supervisory or management bodies of the subsidiaries of the Company during fiscal 2007. The aggregate remuneration paid to such persons was approximately $550,000.

There were no options granted during fiscal 2007.

No options were exercised during the Company's most recently completed financial year.

There are no other arrangements under which, directors or members of the Company's administrative, supervisory or management body, were compensated by the Company during the most recently completed financial year for their services.

No plan exists, and no amount has been set aside or accrued by the Company or any of its subsidiaries, to provide pension, retirement or similar benefits for directors or officers of the Company, or any of its subsidiaries.

C. Board practices.

The directors of the Company are elected annually and hold office until the next annual general meeting of the Company's shareholders or until their successors in office are duly elected or appointed. All of the Company's directors were elected at the Company's most recent annual general meeting, which took place on March 20, 2007. Under the *Company Act* (Ontario) the Company is required to hold an annual general meeting no more than 15 months after its most recent annual general meeting.

There are no service contracts with the Company or any of it subsidiaries for the directors providing benefits upon termination of their service.

The Company does not have an executive committee. The audit committee is currently comprised of Sidney Harkema, Brian Cato and Neal Romanchych, who are all independent directors. The committee operates within the guidelines of the Toronto Stock Exchange.

D. Employees.

The Company and its subsidiaries employed approximately 3 staff worldwide during the last fiscal year, the same number as employed in the previous fiscal year. The following is a breakdown of persons employed by main category of activity and geographic location for the last full financial year:

The Company and its subsidiaries have no involvement with labour unions. The Company and its subsidiaries do not employ a significant number of temporary employees.

Share ownership.

Directors and officers

The following table indicates the names and municipalities of residence for each director and officer of the Company, and indicates their respective principal occupations for the preceding five years. The table further indicates the date on which the following persons began acting as directors or officers of the Company, as the case may be, and states the number of voting shares of the Company which are beneficially owned by each of them or over which they have direct or indirect control.

Name and Address	Occupation (1)	Director Since	Number of Voting Shares Beneficially Owned or Controlled Directly or Indirectly (2)
John G. Simmonds King City, ON	CEO and Director of the Company	September 21, 2005	300,000 (4) (5)
Jason R. Moretto Vaughan, ON	President, Chief Operating Officer and Director of the Company	January 5, 2004	464,496 (4) (6)
Stephen Dulmage Toronto, ON	Director of the Company; Retired	July 17, 2007	Nil (3) (4)
Brian M. Cato Ajax, ON	Director of the Company; VP Call Centre Ops., SP Data Response Mgt.	March 21, 2006	Nil (3) (4)
Neal Romanchych Aurora, ON	Director of the Company; VP Sales/Service, 411.ca	March 21, 2006	Nil (3) (4)
Gary N. Hokkanen Thornhill, ON	Chief Financial Officer	July 17, 2007	Nil
Carrie J. Weiler Nobleton, ON	Corporate Secretary	July 17, 2007	170,000 (7)

Notes:

(1) For the last five years, each of the proposed nominees has been engaged in his current principal occupation, except for Jason Moretto who was previously engaged at BMO Nesbitt Burns; John Simmonds who was previously engaged at Wireless Age Communications Inc.; Brian Cato who was previously engaged at Onlinetel and ICG Communications; Neal Romanchych who was previously engaged at Newlook and Riptide Inc.; and Gary Hokkanen who was employed by Wireless Age Communications, Inc.

(2) Includes Shares over which control or direction is exercised. The information as to Shares beneficially owned or controlled, not being within the knowledge of the Company, has been provided by the nominees.

(3) Member of the Audit Committee.

(4) Member of the Corporate Governance and Compensation Committee

(5) M. Simmonds holds warrants to purchase 900,000 shares.

(6) Mr. Moretto holds options to purchase 810,000 shares and warrants to purchase 900,000 shares.

(7) Ms. Weiler holds warrants to purchase 450,000 shares.

The following table indicates the total number of voting shares of the Company held by its directors and officers individually and as a group, and the percentage that such shares form of the total number of voting shares of the Company issued and outstanding.

Name	Number of Shares Beneficially Owned or Controlled Directly or Indirectly	Percentage of Total Shares Issued (1)
Directors and Officers as a Group	934,496	2.2%

Item 7. Major Shareholders and Related Party Transactions

A. *Major shareholders.*

To the Company's knowledge no person holds five percent or more of the Company's common shares. There has been no significant change in percentage ownership held by any major shareholder.

All common shareholders have identical voting rights.

The following table indicates the approximate number of record holders of common shares with U.S. addresses and portion and percentage of common shares so held in the U.S. The calculation is based on the total issued and outstanding as stated in item 6.E.

Number of U.S. Holders	Number of Common shares held in U.S.	% of Common shares held in U.S.
173	2,654,021	6.83 %

The computation of the number and percentage of common shares held in the United States is based upon the number of common shares held by record holders with United States addresses and by trusts, estates or accounts with United States addresses as disclosed to the Company following inquiry to all record holders known to the trustees, executors, guardians, custodians or the fiduciaries holding common shares for one or more trusts, estates, or accounts. United States residents may beneficially own common shares held of record by non-United States residents.

A substantial number of common shares are held in "Street Name" by trustees, executors, guardians, custodians or other fiduciaries, including depositories, brokerage firms and financial institutions. Management is unable to determine the total number of individual shareholders that this represents.

To the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation (s) or by any foreign government.

The Management does not anticipate any change in the control of the Company.

B. *Related party transactions.*

No director, executive officer or any of their associates or affiliates has or has had an interest in material transactions of the Company.

All transactions within the corporate group listed in note 18 of the consolidated financial statements for the year ended September 30, 2007, are in the normal course of business and are recorded at the carrying value. Inter-company transactions and balances are eliminated upon consolidation.

Service fees charged by directors, officers or corporations owned by management personnel during the period totaled $1,180,000 (2006 - $300,000; 2005 - $300,000). Included in the current period is $1,000,000 as a severance/retirement settlement with the Company's former CEO.

Included in accounts payable are payables to directors, officers or corporations owned by management personnel of $1,006,000 (2006 - $388,000; 2005 - $268,000). $702,000 of the current period amount is due to the Company's former CEO pursuant to his severance/retirement settlement and has been classified as discontinued operations.

C. *Interests of experts and counsel.*

Not Applicable

Item 8. Financial Information

A. *Consolidated Statements and Other Financial Information.*

The following financial statements have been audited by an independent auditor, are accompanied by an audit report, and are attached and incorporated herein:

(a) balance sheet;

(b) income statement;

(c) statement showing changes in equity

(d) cash flow statement;

(e) related notes and schedules required by the comprehensive body of accounting standards pursuant to which the financial statements are prepared; and

(f) a note analyzing the changes in each caption of shareholders' equity presented in the balance sheet.

Incorporated herewith are the comparative financial statements covering the latest two financial years, audited in accordance with a comprehensive body of auditing standards.

Export Sales

Total Sales	Export Sales	Export Sales as % of Total Sales
$Nil	$Nil	0%

Legal Proceedings

There is a potential claim outstanding against the Company by a former employee for wrongful dismissal, alleged breach of contract, punitive and aggravated damages and costs. It is the Company's opinion that there is no merit to the claim of breach of contract, punitive or aggravated damages. Management believes that damages resulting from this claim would be immaterial, if any.

There are no material pending legal proceedings to which the Company is a party or of which any of its subsidiaries or properties are subject. Management is not aware of any material proceedings in which any director, any member of senior management, or any of the Company's affiliates are a party adverse to, or have a material interest adverse to the Company or its subsidiaries.

Dividend Policy

The Company has not paid dividends on the common shares in any of its last five fiscal years. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the common shares of the Company are entitled to an equal share in any dividends declared and paid.

B. Significant Changes.

On February 21, 2007, the Company agreed to divest itself of its ownership in Newlook. The Company also announced its intent to look towards this strategy with its ownership in Racino. This divestiture will enable Eiger to focus solely on an acquisition strategy as well as to ensure meeting its capital requirements. These transactions are subject to all regulatory body approvals.

There have been no other significant changes since the date of the annual financial statements included in this document.

Item 9. The Offer and Listing.

A. Offer and listing details.

Information regarding the price history of the stock.

Calendar Period	High (Cdn$)	Low (Cdn$)	Volume
Month Ended			
December 2007	0.08	0.05	1,508,200
November 2007	0.07	0.05	2,303,400
October 2007	0.08	0.06	917,700

Quarter Ended	High (Cdn$)	Low (Cdn$)	Volume
September 2007	0.13	0.07	1,606,300
June 2007	0.16	0.11	2,965,800
March 2007	0.14	0.11	1,962,600
December 2006	0.20	0.10	3,498,000
September 30, 2006	0.21	0.12	1,254,200
June 30, 2006	0.31	0.14	1,410,200
March 31, 2006	0.40	0.25	4,359,400
December 31, 2005	0.53	0.15	4,587,300
September 30, 2005	0.28	0.12	2,879,900
June 30, 2005	0.28	0.11	2,077,700
March 31, 2005	0.34	0.14	2,552,400
December 31, 2004	0.42	0.22	3,756,600

Year Ended			
September 30, 2004	1.40	0.36	22,063,300
September 30, 2003	0.85	0.42	14,546,807
September 30, 2002	2.24	0.37	32,601,669

Prior to October 11, 1996, all trades were cleared through the TSX-Venture Exchange and subsequent to that date all trades were cleared on the TSX.

B. *Plan of distribution.*

Not Applicable.

C. *Markets.*

The common shares of the Company were listed for trading on the Toronto Stock Exchange (the "TSX") on October 11, 1996 and previous to this, on the TSX-Venture Exchange (formerly the Vancouver Stock Exchange) (the "TSX-V") on April 3, 1991 under the symbol "AXA".

On March 28, 2008 the Company was advised that the Listings Committee of Toronto Stock Exchange (TSX) has determined to delist the common shares of the Company. The TSX Committee believes that the Company has not satisfied the TSX's Continued Listing Policies. The delisting will be effective at the close of business on April 25, 2008. The Company is investigating alternative Canadian markets.

The common shares were listed on the NASD OTC Bulletin Board on October 8, 1997 and trade under the symbol "ETIFF".

D. *Selling shareholders.*

Not Applicable.

A. *Dilution.*

Not Applicable.

F. *Expenses of the issue.*

Not Applicable.

Item 10. Additional Information.

A. *Share capital.*

Not Applicable.

B. *Memorandum and articles of association.*

The information required by Item 10.B. is hereby incorporated by reference from the Company's previous Report on Form 20-F filed in March of 2006 on the EDGAR system.

C. *Material contracts*.

The Company has not entered into any material contracts, other than in the ordinary course of business, during the preceding two years.

D. *Exchange controls.*

Canada has no system of currency exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlements of trade debts or the repatriation of capital.

The Investment Canada Act (the "ICA"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by a non-Canadian, as defined by the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business, or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian business with assets of Cdn. $5,000,000 or more (subject to the comments below on WTO investors) and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn. $50,000,000 or with assets of between $5,000,000 and Cdn. $50,000,000 which represent more than 50% of the value of the total international transactions. In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the agreement establishing the World Trade Organization ("WTO") to provide for special review of thresholds for "WTO investors", as defined in the ICA. "WTO investors" generally means:

(a) an individual, other than a Canadian, who is a member of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member.

(b) governments of WTO members; and

(c) entities that are not Canadian controlled, but which are WTO investor controlled as determined by the rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and general rules described above do not apply, to the acquisition of control of certain types of businesses specified in the ICA, including business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by using a formula relating to increases in the nominal gross domestic product of Canada. The 1996 WTO Review Threshold is Cdn. $168,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, or non-WTO investor, is required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadian (other than WTO investors), and indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn. $50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the assets of the Company is more than 50% of the value of the assets of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the company and all other entities carrying on business in Canada, calculated in the manner provided by the

26

ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the threshold for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn. $168,000,000 (n 1996) for a WTO investor or a threshold of CDN. $5,000,000 for non-Canadian other than a WTO investor. If the value exceeds that level the transaction must be reviewed in
the same manner as a direct acquisition of control by the purchase of shares by the Company.

If an investment is renewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that the delay would cause undue hardship to the acquirer or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Director by a province that is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

(a) the effect of the investment on the legal economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b) the effect of the investment on exports from Canada;

(c) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(d) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(e) the effect of the investment on competition within any industry or industries in Canada;

(f) the compatibility of the investment with national, industrial, economic, and cultural policies;

(g) the compatibility of the investment with national, industrial, economic, and cultural policies taking into consideration industrial, economic, and cultural objectives enunciated by the government of legislature of any province likely to be significantly affected by the investment; and

(h) the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA set certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquirer that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have
30 additional days to complete his review (unless the acquirer agrees to longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of notice (or any period that is agreed upon between the acquirer and the Minister). On the expiration of the 30 day period (or the agreed-upon extension), the Minister must quickly notify the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquirer my not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of British Columbia, or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

E. Taxation.

Certain United States Federal Income Tax Consequences

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. **The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to**

any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" is a holder of common shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on common shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion. There is, at present, legislation before the US Congress which would affect the taxation of foreign, and in particular, Canadian dividend income accruing to US residents. Individual shareholders should consult their tax and legal advisers as to their particular, individual tax situation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income" and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of common shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Canadian Federal Income Taxation

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person who owns one or more common shares of the Company (the "Shareholder"), and who at all material times for the purposes of the Income Tax Act (Canada) (the "Canadian Act") deals at arm's length with the Company, holds all common shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any Common share in or in the course of carrying on business in Canada. It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and the Company's understanding of the current published administrative and assessing practices of Canada Customs and Revenue Agency. It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular Shareholder. Each prospective and current Shareholder is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Shareholder's particular circumstances.

A Shareholder generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Shareholder on a disposition of a Common share unless the Common share constitutes "taxable Canadian property" to the Shareholder for purposes of the Canadian Act and the Shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. A Common share that is disposed of by a Shareholder will not constitute taxable Canadian property of the Shareholder provided that the Common share is listed on a stock exchange that is prescribed for the purposes of the Canadian Act (the Toronto Stock Exchange is so prescribed), and that neither the Shareholder, nor one or more persons with whom the Shareholder did not deal at arm's length, alone or together at any time in the five years immediately preceding the disposition owned, or owned any right to acquire, 25% or more of the issued shares of any class of the capital stock of the Company. In addition, the Treaty generally will exempt a Shareholder who is a resident of the United States for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the Shareholder on the disposition of a Common share, from such liability provided that the value of the Common share is not derived principally from real property (including resource property) situated in Canada or that the Shareholder does not have, and has not had within the 12-month period preceding the disposition, a "permanent establishment" or "fixed base," as those terms are defined for the purposes of the Treaty, available to the Shareholder in Canada. The Treaty may not be available to a non-resident Shareholder that is a U.S. LLC, which is not subject to tax in the U.S.

Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by the Company to a Shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to a

Shareholder who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company, and in any other case will be reduced to 15%, of the gross amount of the dividend. It is Canada Customs and Revenue Agency's
position that the Treaty reductions are not available to a Shareholder that is a "limited liability company" resident in the United States. The Company will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Customs and Revenue Agency for the account of the Shareholder.

F.   *Dividends and paying agents.*

   Not Applicable.

G.   *Statement by experts.*

   Not Applicable.

H*.   Documents on display.*

The documents concerning the Company which are referred to in the document are located at its principal executive office in Toronto, at the address stated at the beginning of this document.

I.   *Subsidiary Information.*

   Not Applicable.

Item 11.   Quantitative and Qualitative Disclosures About Market Risk.

   Not Applicable.

Item 12.   Description of Securities other than Equity Securities.

   Not Applicable.

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies.

   Not Applicable.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.

   Not Applicable.

Item 15.   Controls and Procedures.

Our Chief Executive Officer, John Simmonds and our Chief Financial Officer, Gary Hokkanen, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in US Exchange Act Rule 13(a)-14 (c)) as of the date of this Form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level to ensure that material
information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

Under US Exchange Act Rule 13a-15(e) the term "disclosure controls and procedures" means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the US Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the US Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Item 15.A   Changes in Internal Control over financial reporting

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Accounting Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

Item 16.   [Reserved]

Item 16A.   Audit committee financial expert.

The Company's Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. The Company's audit committee financial expert is Steven Dulmage, who is independent for audit committee purposes.

Item 16B.   Code of Ethics.

The Company has adopted a code of ethics that applies to its Chief Executive Officer and Chief Financial Officer.

Item 16C.   **Principal Accountant Fees and Services**

(a)   **Audit Fees**

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's principal accountant for the audit of the Company's annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were approximately $$25,000 for the year ending September 30, 2007 and $37,000 for the year ending September 30, 2006.

(b)   **Audit-Related Fees**

The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company's financial statements but are not reported under paragraph (a) of this Item were zero ($nil).

(c)   **Tax Fees**

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were $<> for the year ended September 30, 2007 and $<> for the year ended September 30, 2006 for preparation of the Company's tax returns.

(d)   **All Other Fees**

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $nil in the year ending September 30, 2007 and $nil in the year ending September 30, 2006.

16.D   **Exemptions from the Listing Standards for Audit Committees**

The disclosure required under Exchange Act Rule 10A-3(d) is not applicable to the Company.

16.E   **Purchases of Equity Securities by the Issuer and Affiliated Purchasers**

The Company made no issuer repurchases, including any made pursuant to a publicly announced plan or program or made pursuant to a plan or program that was not announced publicly, in the last two fiscal years. The Company made no open market issuer repurchases.

PART III

Item 17.   Financial Statements.

See Item 18.

Item 18.   Financial Statements.

The following financial statements are attached to and form part of this Annual Report:

Audit Report
Audited Consolidated Financial Statements of the Company for the years ended September 30, 2007, September 30, 2006 and September 30, 2005.

Item 19.   Exhibits.

		Page
Exhibit Number		
1.1	Certificate of Incorporation dated September 8, 1986.	*
1.2	Certificate of Name Change dated November 26, 1999.	*
1.3	Articles (Bylaws) of the Corporation.	*
1.4	Company Stock Option Plan	*
4.a.1	Plan of Exchange dated as of August 3, 2001 between Onlinetel and Eiger Technology, Inc.	*
		*
4.a.2	Share Purchase Agreement dated as of November 8, 2001 among ETIFF Holdings Inc., K-Tronik International Corp., and LMC Capital Corp.	*
		*
4.a.3	Share Purchase Agreement dated as of December 19, 2001 among Vision Unlimited Equipment Inc., ADH Custom Metal Fabricators Inc., and Newlook Capital Corp	*
31	Section 302 Certifications	
32	Section 906 Certifications	

* Incorporated by reference, as previously filed with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Eiger Technology, Inc.

Date: April 25, 2008

By: /s/ Gary Hokkanen

Name: Gary Hokkanen
Title: Chief Financial Officer

EIGER TECHNOLOGY, INC.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2007, 2006 AND 2005 (RESTATED)

(EXPRESSED IN CANADIAN DOLLARS)

CONTENTS

F1

AUDITORS' REPORT

To the Shareholders of
Eiger Technology, Inc.

We have audited the consolidated balance sheets of **Eiger Technology, Inc.** as at September 30, 2007, 2006 and 2005 and the consolidated statements of operations and cash flows for each of the years in the three-year period ended September 30, 2007. The financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2007, 2006 and 2005 and the results of its operations and its cash flows for the years in the three-year period ended September 30, 2007 in accordance with Canadian generally accepted accounting principles.

As described in note 4 to the consolidated financial statements, the accompanying consolidated financial statements of the company as at September 30, 2005 and for the year then ended have been restated. We therefore withdraw our previous report dated December 22, 2005 on those financial statements originally filed.

SF Partnership, LLP
Toronto, Canada   **LICENSED PUBLIC ACCOUNTANTS**
December 20, 2007

F2

COMMENTS BY AUDITORS ON CANADA - UNITED STATES

REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated December 20, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

SF Partnership, LLP

Toronto, Canada   **LICENSED PUBLIC ACCOUNTANTS**
December 20, 2007

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
September 30, 2007, 2006 and 2005

ASSETS	2007	2006	2005 (Restated – Note 4)
Current			
Cash	$ -	$ 75,000	$ 25,000
Short-term investments	-	27,000	-
Accounts receivable	**33,000**	262,000	586,000
Prepaid expenses and sundry assets	**3,000**	34,000	59,000
Note receivable (note 6)	**624,000**	-	-
Current assets of discontinued operations (note 7)	**-**	-	3,000
Income taxes recovery	**-**	7,000	-
Total Current Assets	**660,000**	405,000	673,000
Property and Equipment (note 8)	**50,000**	986,000	1,148,000
Advance to Corporation (note 10)	**16,000**	31,000	96,000
Investments (note 9)	**207,000**	-	-
Due from Related Parties (note 11)	**2,936,000**	-	-
Licensing Rights (note 12)	**-**	1,479,000	-
Other Asset	**-**	-	15,000
Total Long-Term Assets	**3,209,000**	2,496,000	1,259,000
Total Assets	**$ 3,869,000**	$ 2,901,000	$ 1,932,000
LIABILITIES			
Current			
Bank indebtedness	**$ 6,000**	$ -	$ -
Accounts payable and accrued charges	**368,000**	1,077,000	1,030,000
Capital lease obligations – current position (note 14)	**-**	-	82,000
Other payable (note 15)	**-**	699,000	923,000
Deferred revenue	**-**	458,000	387,000
Current portion of derivative financial instrument (note 13)	**1,777,000**	-	-
Current liabilities of discontinued operations (note 7)	**702,000**	-	2,000
Total Current Liabilities	**2,853,000**	2,234,000	2,424,000
Derivative Financial Instrument (note 13)	**2,880,000**	-	-
Total Long-Term Liabilities	**2,880,000**	-	-
Total Liabilities	**5,733,000**	2,234,000	2,424,000
Non-Controlling Interests in Subsidiaries	**-**	695,000	-
Commitments and Contingencies (note 16)			
SHAREHOLDERS' DEFICIENCY			
Share Capital (note 17)	**44,286,000**	43,839,000	43,839,000
Contributed Surplus (note 17c)	**1,278,000**	1,705,000	1,333,000
Accumulated Deficit	**(47,428,000)**	(45,572,000)	(45,664,000)
Total Shareholders' Deficit	**(1,864,000)**	(28,000)	(492,000)
Total Liabilities and Shareholders' Deficit	**$ 3,869,000**	$ 2,901,000	$ 1,932,000

APPROVED ON BEHALF OF THE BOARD
"JOHN G. SIMMONDS" (Director)   **"JASON MORETTO"** (Director)

(The accompanying notes are an integral part of these consolidated financial statements.)

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended September 30, 2007, 2006 and 2005

	2007	2006	2005 (Restated – Note 4)
Revenues	$ -	$ 130,000	$ -
Cost of Revenues	-	82,000	-
Gross Profit	-	48,000	-
Expenses			
Selling, general and administrative	636,000	663,000	452,000
Amortization of property and equipment	12,000	15,000	20,000
Foreign exchange loss (gain)	40,000	25,000	(9,000)
Stock based compensation (note 17 a and c)	-	372,000	238,000
Total Expenses	688,000	1,075,000	701,000
Loss from Operations	(688,000)	(1,027,000)	(701,000)
Other Income (Expenses)			
Interest and bank charges	(2,000)	(2,000)	(2,000)
Fair value adjustment to derivative financial instrument (note 13)	(4,567,000)	-	-
Gain on dilution (note 9)	4,525,000	-	-
Share of losses of equity accounted investee (note 9)	(80,000)	-	-
Writedown of advance to corporation (note 10)	(15,000)	(45,000)	-
(Loss)/gain on disposal of investments (note 9)	(97,000)	1,512,000	-
Interest income	47,000	-	-
Gain on sale of investment in subsidiary	-	43,000	-
Total Other Income (Expenses)	(189,000)	1,508,000	(2,000)
(Loss) Earnings from Continuing Operations Before Income Taxes	(877,000)	481,000	(703,000)
Provision for income taxes – future (note 19)	-	-	-
(Loss) Earnings before Non-Controlling Interests	(877,000)	481,000	(703,000)
Non-controlling interests	-	(25,000)	-
(Loss) Earnings from Continuing Operations	(877,000)	506,000	(703,000)
(Loss) Earnings from Discontinued Operations (no tax effect) (note 7)	(979,000)	(414,000)	453,000
Net (Loss) Earnings and Comprehensive Income (Loss)	(1,856,000)	92,000	(250,000)
Deficit – Beginning of Year as Previously Reported	(45,572,000)	(44,806,000)	(40,023,000)
Restatement (note 4)	-	(858,000)	(4,296,000)
Deficit – Beginning of Year, as Restated	(45,572,000)	(45,664,000)	(44,319,000)
Change in accounting policy (note 5)	-	-	(1,095,000)
Deficit – End of Year	$ (47,428,000)	$(45,572,000)	$(45,664,000)
(Loss) Earnings Per Weighted Average Number of Shares Outstanding – Basic and Diluted			
Continuing Operations	$ (0.022)	$ 0.013	$ (0.018)
Net (Loss) Earnings	$ (0.046)	$ 0.002	$ (0.006)
Weighted Average Number of Shares Outstanding – Basic and Diluted	40,198,924	38,819,054	38,819,054

(The accompanying notes are an integral part of these consolidated financial statements.)

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended September 30, 2007, 2006 and 2005

	2007	2006	2005 (Restated – Note 4)
Cash Flows from Operating Activities			
Net (Loss) Earnings from continuing operations	$ (877,000)	$ 506,000	$ (703,000)
Adjustments for:			
Amortization of property and equipment	12,000	15,000	20,000
Foreign exchange	40,000	-	-
Non-controlling interests	-	(25,000)	-
Fair value adjustment on derivative financial instrument	4,567,000	-	-
Gain on dilution	(4,525,000)	-	-
Stock-based compensation	-	372,000	238,000
Share of losses of equity accounted investee	80,000	-	-
Writedown of advance to corporation	15,000	45,000	-
Loss/(gain) on disposal of investments	97,000	(1,512,000)	-
Gain on sale of investment in subsidiary	-	(43,000)	-
Funds used in continuing operating activities	(591,000)	(642,000)	(445,000)
Changes in Non-Cash Working Capital:			
Accounts receivable	(25,000)	(15,000)	345,000
Prepaid expenses and sundry assets	7,000	13,000	(16,000)
Income taxes recovery	-	(7,000)	-
Accounts payables and accrued charges	142,000	183,000	(196,000)
Other payable	-	-	-
Deferred revenue	-	-	-
Net funds used in by continuing operating activities	(467,000)	(468,000)	(312,000)
Net earnings from discontinued operations	(979,000)	(414,000)	453,000
Adjustments for:			
Non-cash (earnings) expenditures	(30,000)	-	805,000
Loss (gain) on disposal of assets of discontinued operations	-	-	(1,057,000)
Assets of discontinued operations	-	492,000	5,641,000
Liabilities of discontinued operations	702,000	(356,000)	(5,510,000)
Net funds (used in) provided by discontinuing operations	(307,000)	(278,000)	332,000
Cash Flows from Investing Activities:			
Decrease (increase) in short term investments	-	-	8,000
Decrease (increase) in advance to related parties	(1,314,000)	60,000	-
Acquisition of property and equipment	(5,000)	-	-
Proceeds from sale of investment in former subsidiaries	1,476,000	43,000	-
Acquisition of licensing rights	-	(27,000)	-
Decrease in other asset	-	-	-
Net funds provided by investing activities	157,000	76,000	8,000
Cash Flows from Financing Activities:			
Proceeds from common stock private placement	536,000	-	-
Repayment of capital lease obligations	-	-	-
Contributions from non-controlling interests, net of share issuance costs	-	720,000	-
Bank indebtedness	6,000	-	(3,000)
Net funds provided by (used in) financing activities	542,000	720,000	(3,000)
Net (Decrease) Increase in Cash	(75,000)	50,000	25,000
Cash – Beginning of Year	75,000	25,000	-
Cash – End of Year	$ -	$ 75,000	$ 25,000

(The accompanying notes are an integral part of these consolidated financial statements.)

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

1.   Organization and Nature of Business

Eiger Technology, Inc. (the "Company" or "Eiger") was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario. The Company is listed as an issuer on the TSX.

The Company has two investments, the first named Newlook Industries Corp. ("Newlook"), which is in the wireless business sector and the second named Racino Royale, Inc. ("Racino") which is making investments in the horseracing and gaming markets.

Newlook Industries Corp.

On October 1, 2006, the Company held a 78.5% ownership interest in Newlook. During the second quarter of fiscal 2007, the Company made a decision to dispose of its investment in order to focus on other business opportunities. The common shares forming the Company's investment were either sold outright or were subject to options agreements whereby the optionees could acquire the shares over time. At September 30, 2007 the Company held a 35% ownership position in Newlook. (see note 9)

Racino Royale, Inc.

On October 1, 2006, the Company held a 50.4% ownership interest in Racino. In order to focus on other business opportunities the Company disposed of substantially all of its interest prior to year end. At September 30, 2007, the Company held a 10% interest in Racino.

Prior to 2007 the Company consolidated the operating results and balance sheets of Newlook and Racino with its financial statements. During fiscal 2007, due to a reduction in ownership percentage as described below, the investments in Newlook and Racino have been deconsolidated. The effects of deconsolidation are described in notes 7 and 9.

2.   Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles ("GAAP") and accounting principles generally accepted in the United States of America.

The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficiency of $2,193,000 as at September 30, 2007 (2006 - $1,829,000; 2005 - $1,751,000) and an accumulated deficit of $47,428,000 as at September 30, 2007. The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to increase sales, and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

2.   **Going Concern** (cont'd)

The Company believes that future share issuance and certain sales related efforts will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

3.   **Significant Accounting Policies**

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, except as noted in note 20, is consistent in all material respects with accounting principles generally accepted in the United States of America. The principal accounting policies followed by the Company are as follows:

a)   Basis of Presentation

The accompanying consolidated financial statements include the accounts of Eiger and its subsidiaries as listed in note 18 and are presented in Canadian dollars under the accrual method of accounting. All significant intercompany transactions and balances have been eliminated upon consolidation.

b)   Short-term Investments

Short-term investments are comprised of Canadian money market funds and short-term commercial paper. They are valued at cost plus accrued interest, which approximates market value. Short-term investments are written down to market value when less than cost.

c)   Property and Equipment

Property and equipment are stated at cost based on the estimated useful lives of the assets, provided using the under noted annual rates and methods:

Furniture and Fixtures	20%	Declining Balance
Computer Equipment	30%	Declining Balance
Telecommunications Equipment	30%	Declining Balance
Leasehold improvements	10 years	Straight Line

3.   Significant Accounting Policies (cont'd)

d)   Investments

Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company's ability to exercise significant influence over the operating and financial policies of the investee. Equity investments are recorded at original cost and adjusted periodically to recognize the Company's proportionate share of the investees' net income or losses after the date of investment. When net losses from an equity accounted for investment exceed its carrying amount, the investment balance is reduced to zero and additional losses are not provided for. The Company resumes accounting for the investment under the equity method when the entity subsequently reports net income and the Company's share of that net income exceeds the share of net losses not recognized during the period the equity method was suspended. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred. When an equity accounted for investee issues its own shares, the subsequent reduction in the Company's proportionate interest in the investee is reflected in income as a deemed dilution gain proportionate interest in or loss on disposition.

e)   Licensing Rights

Licensing rights of a former subsidiary are recorded at cost and are considered to have a perpetual life. Licensing rights are tested for impairment on a periodic basis or when events or circumstances dictate.

f)   Advertising Costs

The Company expenses advertising costs as incurred.

g)   Long-lived Asset Impairment

The carrying values of long-lived assets are periodically reviewed by management and impairments would be recognized if the expected future operating non discounted cash flows derived from an asset were less than carrying value. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed based on the carrying amount of a long-lived asset compared to the sum of the future undiscounted cash flows expected to result from the use and the eventual disposal recoverable and exceeds its fair value. No impairments have been recorded.

h)   Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of the financial instruments approximates their carrying values, unless otherwise noted.

3. Significant Accounting Policies (cont'd)

h) Financial Instruments (cont'd)

<u>Credit Risk</u>

The Company's financial assets that are exposed to credit risk consist primarily of short-term investments, accounts receivable, due from related parties, and advance to corporation.

The Company is exposed to credit risk from related parties. Amounts due from related parties have no specific repayment terms and are unsecured.

The Company, in the normal course of business, is exposed to credit risk from its customers. Management believes that sufficient allowance has been made for bad debts in these financial statements based on a review of accounts on an individual basis. The concentration of credit risk in trade accounts receivable is not considered to be significant due to the Company's large client base; however, these amounts are collected from an intermediary representing approximately 0% of accounts receivable at September 30, 2007 (2006 – 81%; 2005 -68%).

The Company is also exposed to credit risk with respect to its advance to Lexatec VR Systems Inc. and certain subsidiary investments. The advance to Lexatec VR Systems Inc. is partially secured by a pledge of reciprocal shareholdings.

i) Revenue Recognition

Operating revenues are recognized when they are earned, specifically, when services are provided, products are delivered to customers, persuasive evidence of an arrangement exists, amounts are fixed or determinable, and collectibility is reasonably assured. The Company's principal sources of revenue are recognized according to the following methods:

The Company derived revenues from conducting horse-races. Revenues are primarily grants received from the government to subsidize the horse-races and to a much lesser extent from parimutuel wagering.

Revenues are recognized upon approval by regulatory authority as a result grant income is recognized subsequent to the race date; whereas, wagering revenues are recognized on the race date.

The Company's former subsidiary deferred subscription fees received for its advertising based long distance calling subscription plans. As the subscription is for a one-year term of service, the fee is realized as income on a monthly basis over the one-year period. When a one-year subscription term expires, customers may continue service by renewing for another one-year term. Accordingly, the subscription fee at the time of renewal would be recognized over the period of the new subscription term. Monthly recognized revenue reflects the portion of existing plus new subscriber revenue.

j) Sales of Shares by Investees

When an investee sells unissued shares to new shareholders, the Company records an adjustment to reflect an increase or decrease in the carrying value of its investment and a resulting gain or loss in the consolidated statement of operations.

3. Significant Accounting Policies (cont'd)

k) Income Taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

l) Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings (loss) per share, according to the treasury stock method, assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted earnings (loss) per share calculation. The diluted earnings (loss) per share calculation assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings (loss) per share. Stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

m) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

n) Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into Canadian dollars at the foreign currency exchange rate in effect at each balance sheet date. Non-monetary items in foreign currencies are translated into Canadian dollars at historical rates of exchange except for those carried at market which are translated at the foreign currency exchange rate in effect at each balance sheet date. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the weighted average foreign current exchange rate for the year. Translation gains and losses are included in determining net earnings.

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

4. Restatement of Previously Issued Consolidated Financial Statements

In 2006, the Company became aware of certain potential accounting issues affecting certain accounts in the prior years. The Company conducted an inquiry into these accounting issues. As a result, the Company is restating its previously issued consolidated financial statements for the year ended September 30, 2005 due to accounting errors.

Certain reclassifications of business units to discontinued operations (note 7) during fiscal 2007 have resulted in the adjustments presented below to previously reported restatements.

The effect on the consolidated statement of operations and the consolidated balance sheet for the year ended September 30, 2005 is as follows:

	As Previously Reported	Change Resulting from Restatement	Discontinued Operations Reclassification	Restated
Consolidated Statement of Operations:				
Selling, general and administrative (e)	$ 1,681,000	$ (48,000)	$ (1,181,000)	$ 452,000
Stock-based compensation (f)	$ 168,000	$ 70,000	$ -	$ 238,000
Non-controlling interests (b)	$ 316,000	$ (316,000)	$ -	$ -
Loss from continuing operations (b)	$ (1,460,000)	$ 260,000	$ 497,000	$ (703,000)
(Loss) earnings from discontinued operations (no tax effect) (g)	$ (2,486,000)	$ 3,436,000	$ (497,000)	$ 453,000
Net loss	$ (3,946,000)	$ 3,696,000	$ -	$ (250,000)
(Loss) earnings per weighted average number of shares outstanding - basic and diluted				
Continuing operations	$ (0.040)	$ 0.010	$ 0.012	$ (0.018)
Net loss	$ (0.060)	$ 0.050	$ 0.016	$ (0.006)
Weighted average number of shares outstanding - basic and diluted	38,292,125	526,929	-	38,819,054
Consolidated Balance Sheet:				
Short-term investments (c)	$ 8,000	$ (8,000)	$ -	$ -
Non-controlling interests in subsidiaries (b)	$ 308,000	$ (308,000)	$ -	$ --
Share capital (c) and (d)	$ 43,297,000	$ 92,000	$ -	$ 43,389,000
Accumulated deficit	$(44,806,000)	$ (858,000)	$ -	$(45,664,000)

4.   Restatement of Previously Issued Consolidated Financial Statements (cont'd)

a)   Accumulated Comprehensive Loss

It was determined that Racino had inadvertently excluded accumulated comprehensive loss from the determination of discontinued operations. The accumulated comprehensive loss primarily included foreign currency translation adjustments.

b)   Non-Controlling Interests in Subsidiaries

Due to the lack of a guarantee from non-controlling interests to contribute additional capital to eliminate the deficit of consolidated subsidiaries, the Company decided not to show a debit balance in non-controlling interests in subsidiaries in the consolidated balance sheets

c)   Treasury Shares

With information obtained in 2006, it was determined that treasury shares and short-term investments were not properly reflected in the Company's accounting records in the prior years.

d)   Reciprocal Shares

It was determined that the Company had inadvertently included reciprocal shareholding balances in its share capital account for a company that was no longer associated.

e)   Sales Returns

It was determined that sales return balances were included in the selling, general and administrative expenses rather than being applied as a deduction to sales.

f)   Stock-Based Compensation

It was determined that stock-based compensation balances did not include certain amounts from a subsidiary. Additionally, the disclosure notes for stock-based compensation were enhanced to comply with GAAP.

g)   Discontinued Operations

In 2006, it was determined that discontinued operations were overcharged for the impact of the non-controlling interests.

As a result of the above items, the September 30, 2005 figures, presented for comparative purposes, have been restated from those previously reported, in order to properly account for the errors.

h)   Commodity Taxes

In 2005, it was determined that Newlook had over paid commodity taxes to the provincial government in the amount of $258,000 in 2004. The correction of this error has been accounted for retroactively with a restatement of 2004 amounts. As a result of this restatement, sales and accounts receivable were increased by $258,000 and the net loss from continuing operations decreased by $258,000. The refund of the overpayment was received in 2005.

5.   **Change in Accounting Policy**

Executives and certain senior managers of the Company participate in the stock-based compensation plan, as described in note 17. Effective October 1, 2004, the Company adopted, on a retroactive basis, the recommendations of CICA Section 3870, "Stock-based Compensation and Other Stock-based Payments". These recommendations require that compensation for all equity based awards made to non-employees and employees be measured and recorded in the consolidated financial statements at fair value. The fair value of stock-based compensation is determined using the Black-Scholes option pricing model. The resulting value is charged against income over the vesting periods of the option.

6.   **Note Receivable**

On August 8, 2007, the Company disposed of 14,021,600 common shares of Racino to a third party in exchange for $29,000 (US$30,000) cash and a secured note receivable of $667,000 (US$671,000). The third party and the Company entered into a pledge agreement pursuant to which the debtor has pledged 12,619,460 Racino shares to the Company as security for the third party's obligation under the note. The note is non-interest bearing and the repayment terms are as follows:

August 31, 2007	$ 69,000
September 30, 2007	133,000
February 1, 2008	233,000
September 1, 2008	232,000
	$667,000

As of September 30, 2007, the note receivable has been reduced to $624,000 (US$627,000). Although the note is fully secured the issuer is in default under the repayment terms of the note.

7.   **Discontinued Operations**

On November 30, 2004, Alexa Properties Inc. ("Alexa") sold its property in Stratford consisting of building and land with any related encumbrances discharged on that date. Alexa no longer has active operations.

On December 15, 2004, Racino entered into an agreement to sell all of its interest in K-Tronik North America Corp. ("KTNA") and the property and equipment of its subsidiary, K-Tronik Asia Corp. ("KTA") Racino is no longer engaged in the business of manufacturing, distributing or selling electronic ballasts.

During the second quarter of fiscal 2007, the management decided to dispose of its investment in Newlook. The disposal involved the sale of part of its investment and options to sell the remainder of the investement.

7.   Discontinued Operations (cont'd)

The operations of Newlook, Alexa, KTNA and KTA are presented in the consolidated financial statements as discontinued operations as follows:

	2007	2006	2005
Revenue	$8,649,000	$3,629,000	$ 4,861,000
Cost of revenue and expenses of discontinued operations	9,628,000	4,043,000	6,371,000
Loss on discontinued operations	(979,000)	(414,000)	(1,510,000)
Gain on disposal of assets of discontinued operations	-	-	1,057,000
Income taxes	-	-	-
Earnings (loss) from discontinued operations	$ (979,000)	$ (414,000)	$ (453,000)

Assets and liabilities presented in the consolidated balance sheets include the following assets and liabilities of discontinued operations:

	2007	2006	2005
Current assets	$ -	$ -	$ 3,000
Property and equipment	-	-	-
Assets of discontinued operations	$ -	$ -	$ 3,000
Current liabilities	$ 702,000	$ -	$ 2,000
Long-term debt	-	-	-
Liabilities of discontinued operations	$ 702,000	$ -	$ 2,000

8.   Property and Equipment

	Cost	Accumulated Amortization	2007 Net Book Value	2006 Net Book Value	2005 Net Book Value
Furniture and fixtures	$ 142,000	$ 96,000	$ 46,000	$ 70,000	$ 88,000
Telecommunications equipment	-	-	-	617,000	882,000
Computer equipment	5,000	1,000	4,000	126,000	178,000
Leasehold improvements	-	-	-	173,000	-
	$ 147,000	$ 97,000	$ 50,000	$ 986,000	$1,148,000

9. **Investments**

a)   Racino

During fiscal 2007, the Company disposed of a sufficient number of common shares of Racino to reduce the ownership interest to below 50%. Accordingly the Company changed accounting methods from consolidation to equity accounting.

As of September 30, 2007, the Company's investment in Racino was $Nil.

During the year ended September 30, 2007, the Company recorded its share of Racino losses post deconsolidation of $80,000.

During fiscal 2007, the Company disposed of 16,021,600 Racino shares (14,021,600 shares as described in Note 6) for total proceeds of $881,000 ($184,000 cash and $697,000 note receivable) and the Company recorded a gain of $187,000 from the sale transactions.

During 2006, Racino issued 5,000,000 common shares and 500,000 warrants, to new shareholders as part of the consideration for certain licensing rights. The transaction resulted in a reduction of the Company's ownership interest in Racino from 64.0% to 50.4%. The Company recorded a $732,000 gain to record an increase in the carrying value of its investment as a result of the value of licensing rights received by Racino.

b)   Newlook

The Company reduced its ownership position in Newlook from 78.5% at the beginning of fiscal 2007 to 35% at September 30, 2007. In prior years the Company consolidated Newlook but during the second quarter of fiscal 2007 the Company deconsolidated Newlook and began to equity account for this investment.

As of September 30, 2007, the Newlook investment balance was $207,000.

The consolidated loss prior to deconsolidation and the post deconsolidation equity earnings are classified as discontinued operations.

In fiscal 2007, the Company sold 14,263,000 Newlook shares for total cash proceeds of $1,866,000 and recorded a loss on disposal of $285,000. The Company also issued options to others to acquire its remaining investment in Newlook at $0.10 per share at specific dates in the future (note 13).

At the deconsolidation of the investment in Newlook the Company recorded a gain on dilution of $4,525,000, representing previously consolidated losses no longer attributable to the Company's carrying value in the Newlook investment.

9.   **Investments** (cont'd)

On February 14, 2006, Newlook completed a private placement of 500,000 shares at a price of $0.75 per share and 45,000 shares at a price of $0.50 per share, for a gross proceeds of $397,500 (before issuance costs of $70,000). Also, Newlook issued a total of 905,000 shares from the exercise of warrants and options on various dates during the year for gross proceeds of $452,500. These transactions resulted in the reduction of the Company's ownership interest in Newlook from 90.0% to 78.5%. The Company recorded a $780,000 gain to reflect an increase in the carrying value of its investment as a result of the cash proceeds from issuance of shares by Newlook.

10.   **Advance to Corporation**

	2007	2006	2005
Advance to Lexatec VR Systems Inc.	**$16,000**	$31,000	$96,000

The advance noted above is non-interest bearing has no specific terms of repayment and is secured by a pledge of reciprocal shareholdings. In 2006, $21,000 was collected. At September 30, 2007, management recorded a writedown of the advance to the market value of the security.

11.   **Due from Related Parties**

Following the deconsolidation of Newlook and Racino, the Company began to record amounts due from related parties.

As at September 30, 2007, amounts due from related parties are as follows:

Newlook and subsidiaries	$2,856,000
Racino and subsidiaries and investments	80,000
	$2,936,000

Amounts due from related parties are unsecured and have no specific repayment dates. Interest accrues on the amounts from Newlook at Prime + 2% per annum. Amounts due from Racino are non-interest bearing.

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

12. Licensing Rights

On June 14, 2006, Racino acquired the exclusive rights for a racetrack development opportunity in Saskatchewan, Canada. The consideration of $1,479,000 (US$1,471,000) for the acquired rights consisted of the following: (a) cash of $22,000 (US$23,000), (b) issuance of 5,000,000 shares of Racino at a price of $0.238 (US$0.24) per share for a total amount of $1,100,00 (US$1,200,000), (c) warrants in the equity of Racino valued at $93,000 (US$94,000), and (d) legal costs of $900 (US$1,000).

The warrants are exercisable at $0.10 US per share, expiring in three years from the date of issuance.

The fair value of the warrants was estimated on the date of issuance using the Black-Scholes option pricing model with the following weighted average assumptions used:

Dividend yield	0.0%
Expected volatility	106%
Risk-free interest rate	4.3%
Expected life	3 years

13. Derivative Financial Instrument

During January 2007, the Company issued call options to third party investors to acquire 14,000,000 common shares of the Company's investment in Newlook exercisable at $0.10 per share expiring in tranches of 2,000,000 shares on each of March 18, 2007, September 18, 2007, March 18, 2008, September 18, 2008, March 18, 2009, September 18, 2009 and March 18, 2010. The Company valued the options collectively at $889,000 at issuance.

On September 28, 2007, the Company cancelled options to acquire 900,000 common shares issued in January 2007 and reissued the options to Wireless Age Communications Inc., a majority owned subsidiary of Newlook at an exercise price of $0.40 per share.

Prior to year end 2007, 4,000,000 of the options were exercised and at September 30, 2007, options to purchase 10,000,000 Newlook common shares were outstanding. The fair value of the remaining options at September 30, 2007 was $4,567,000 of which $1,777,000 has been classified as a current portion of the derivative financial liability.

The Company recognized a $4,567,000 adjustment to income during 2007 representing changes in fair value during the year.

The estimated fair value of the options at September 30, 2007 was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	5.0%
Dividend yield	0%
Volatility factor of expected market price of	
Newlook's shares	136.2%
Average expected option life (in years)	1.4
Weighted-average grant date fair values of	
options granted	$0.47

14. Capital Lease Obligations

	2007	2006	2005
Capital lease obligations - secured by telecommunications equipment as described in note 8 having a net book value of Nil (2006 - $261,000; 2005 - $374,000), were repayable in monthly installments of principal and interest at rates ranging from 30% to 31% per annum.	$ -	$ -	$ 88,000
Less: amount representing interest	-	-	(6,000)
Present value of net minimum lease payments	-	-	82,000
Less: current portion	-	-	(82,000)
Long-term debt	$ -	$ -	$ -

During the year, the Company paid nil (2006 - $6,000; 2005 - $76,000) in interest on long-term debt. The capital lease payments were discharged in 2006.

15.   Other Payable

Pursuant to a Forbearance Agreement signed on September 30, 2005 with a telecommunications company, the Company's former subsidiary, Onlinetel Corp. is obligated to pay a principal amount of Nil (2006 - $580,000;   2005 – 899,000) plus interest calculated at an annual rate of 8% per annum. Newlook unconditionally and irrevocably guarantees payment of the obligation. Amendments to the Forbearance Agreement were signed on May 25, 2006 and December 5, 2006. Newlook made payments towards the outstanding balance of $286,619 on April 11, 2006 and $124,000 on November 9, 2006. The Company's former subsidiary settled the remaining balance during fiscal 2007.

16. Commitments and Contingencies

There is a claim outstanding against the Company by a former employee for wrongful dismissal, alleged breach of contract, punitive and aggravated damages and costs. It is the Company's opinion that there is no merit to the claim of breach of contract, punitive or aggravated damages. Management believes that damages resulting from this claim would be immaterial, if any.

Pursuant to a settlement agreement with the Company's former Chief Executive Officer ("CEO"), the Company granted a first charge senior security interest over all of its collateral assets as security for its obligations under the agreement.

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

17.   Share Capital

Authorized: 100,000,000 Common Shares without par value

Issued:

| | **2007** 2006 | | 2005 | | | |
	No. of Shares	**Amount**	No. of Shares	Amount	No. of Shares	Amount
Beginning of year	**38,860,174**	**$43,861,000**	38,860,174	$43,861,000	38,860,174	$43,861,000
Issued						
private placement	**3,570,000**	**536,000**	-	-	-	-
exercise of options	**-**	**-**	-	-	-	-
other	**-**	**-**	-	-	-	-
End of year	**42,430,174**	**44,397,000**	38,860,174	43,861,000	38,860,174	43,861,000
Treasury shares	**(41,120)**	**(22,000)**	(41,120)	(22,000)	(41,120)	(22,000)
Warrants	**-**	**(89,000)**	-	-	-	-
	42,389,054	**$44,286,000**	38,819,054	$43,839,000	38,819,054	$43,839,000

During May 7 and 18, 2007, the Company issued 3,570,000 units at a purchase price of $0.15 per unit. Each unit consisted of 1 common share and three purchase warrants. One warrant is exercisable for one year from date of distribution at an exercise price of $0.25, one warrant is exercisable at $0.50 for a period of one year beginning one year after date of distribution and one warrant is exercisable at $0.75 for one year beginning two years after date of distribution.

17. Share Capital (cont'd)

a) Stock Options

The Company awards unconditional stock options to employees, officers, directors and others at the recommendation of the CEO under an incentive stock plan (the "Plan"). Options are granted at the fair market value of the shares on the day granted, and vest over various terms. Compensation expense is recognized when options are issued (note 5). The following is a continuity schedule of outstanding options for the reporting periods, where "WAEP" refers to weighted average exercise price and "yrs" refers to years.

	No. of Options	2007 WAEP	No. of Options	2006 WAEP	No. of Options	2005 WAEP
Beginning of year	3,556,000 $	0.60	5,099,000 $	0.75	4,942,000 $	1.15
Granted	-	-	725,000	0.49	1,000,000	0.40
Exercised	-	-	-	-	-	-
Forfeited	-	-	(775,000)	0.55	(230,000)	0.93
Expired	(765,000)	0.55	(1,493,000)	1.08	(613,000)	3.31
End of year	2,791,000 $	0.63	3,556,000 $	0.60	5,099,000 $	0.75

The following table summarizes stock option information outstanding at September 30, 2007.

Exercise Prices of Options	Number Outstanding and Exercisable	Weighted-Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.40	1,175,000	2.57 yrs	$ 0.40
$ 0.55	320,000	1.01 yrs	$ 0.55
$ 0.57	100,000	0.43 yrs	$ 0.57
$ 0.85	796,000	1.50 yrs	$ 0.85
$ 0.96	400,000	1.23 yrs	$ 0.96
$0.40-$.96	2,791,000	1.82 yrs	$ 0.63

17.   Share Capital (cont'd)

The following table summarizes stock option information outstanding at September 30, 2006.

Exercise Price of Options	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 0.40	1,175,000	3.57 yrs	$ 0.40
$ 0.50	765,000	0.59 yrs	$ 0.50
$ 0.55	320,000	2.01 yrs	$ 0.55
$ 0.57	100,000	1.42 yrs	$ 0.57
$ 0.85	796,000	2.50 yrs	$ 0.85
$ 0.96	400,000	2.23 yrs	$ 0.96
$0.40-$.96	3,556,000	2.34 yrs	$ 0.60

The following table summarizes stock option information outstanding at September 30, 2005.

Exercise Price of Options	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 0.40	1,000,000	3.01 yrs	$ 0.40
$ 0.50	765,000	1.43 yrs	$ 0.50
$ 0.55	320,000	2.53 yrs	$ 0.55
$ 0.57	100,000	2.42 yrs	$ 0.57
$ 0.60	225,000	3.64 yrs	$ 0.60
$ 0.75	1,178,000	0.55 yrs	$ 0.75
$ 0.85	796,000	3.5 yrs	$ 0.85
$ 0.96	400,000	3.23 yrs	$ 0.96
$ 1.50	85,000	0.36 yrs	$ 1.50
$ 2.52	150,000	0.19 yrs	$ 2.52
$ 2.75	50,000	0.04 yrs	$ 2.75
$ 3.00	30,000	0.08 yrs	$ 3.00
$0.40-$3.00	5,099,000	2.11 yrs	$ 0.75

17.   **Share Capital** (cont'd)

In 2007, the Company did not award any options to buy shares of the Company under the Plan. In 2007, 765,000 options expired unexercised.

The estimated fair value of the options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005
Risk-free interest rate	-	4.25%	4.11%
Dividend yield	-	0%	0%
Volatility factor of expected market price of the company's shares	-	77%	62%
Expected option life (in years)	-	3	5
Weighted-average grant date fair values of options granted	-	$0.04	$0.22

No stock options were exercised during 2007, 2006 and 2005. In 2007, the Company (recovered) expensed $nil (2006 - $(57,000); 2005 - $167,000) related to the fair value of the options granted in 2007, 2006 and 2005, respectively.

Under the Plan, the Company has for issuance a maximum authorized number of 7,200,000 options to acquire common shares of the Company of which 4,409,000 options are available. The total proceeds that would be generated upon exercise of all issued and outstanding options is approximately $1,763,600.

b) Warrants

The Company issued warrants to acquire 10,710,000 common shares during fiscal 2007. The warrants were included in units issued of one common share and three purchase warrants. The following is a continuity schedule of outstanding warrants for fiscal 2007.

	No. of Warrants	WAEP
Beginning of year	$ -	$ -
Granted	10,710,000	0.50
Exercised	-	-
Forfeited	-	-
Expired	-	-
End of year	$10,710,000	$ 0.50

EIGER TECHNOLOGY, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

17.   Share Capital (cont'd)

The following table summarizes purchase warrants information outstanding at September 30, 2007.

No. Outstanding	Expiry Date	Exercisable Date	WAEP
3,570,000	May 7, 2008	May 7, 2007	$ 0.25
3,570,000	May 7, 2009	May 7, 2008	0.50
3,570,000	May 7, 2010	May 7, 2009	0.75
10,710,000			$ 0.50

The estimated fair value of the warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	5.0%
Dividend yield	0%
Volatility factor of expected market price of the company's shares	82%
Average expected option life (in years)	1.5
Weighted-average grant date fair values of options granted	$0.008

c) Contributed Surplus

Opening balance	$1,705,000
Less: deconsolidation of Newlook stock based compensation	(516,000)
Add: Fair value of warrants issued	89,000
Closing balance	$1,278,000

Contributed surplus opening balance consisted of stock-based compensation only and the closing balance represents stock-based compensation of $1,189,000 and fair value of warrants issued during fiscal 2007 as part of financing.

18.   **Subsidiaries and Related Party Transactions**

The Company is related to the following corporations:

Name of Corporation	Nature of Relationship
Newlook Industries Corp.	35% Investment
Alexa Properties Inc.*	100% Subsidiary
ETIFF Holdings LLC*	100% Subsidiary
Racino Royale, Inc.	10% Investment of ETIFF Holdings LLC

* Inactive or holding company only

All transactions within the corporate group are in the normal course of business and are recorded at the exchange value. Inter-company transactions and balances are eliminated upon consolidation.

Service fees charged by directors, officers or corporations owned by management personnel during the period totaled $1,180,000 (2006 - $300,000; 2005 - $300,000). Included in the current period is $1,000,000 as a severance/retirement settlement with the Company's former CEO.

Included in accounts payable are payables to directors, officers or corporations owned by management personnel of $1,006,000 (2006 - $388,000; 2005 - $268,000). $702,000 of the current period amount is due to the Company's former CEO pursuant to his severance/retirement settlement and has been classified as discontinued operations.

19.   **Income Taxes**

The Company accounts for income taxes using the asset and liability method. Tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rate. The effects of future changes in tax losses are not anticipated.

The provision for income taxes has been computed as follows:

	2007	2006	2005
Expected income tax expense (recovery) at the statutory rate	$ (670,000)	$ 33,000	$ (90,000)
Increase (decrease) in taxes resulting from:			
Gain on sale of shares by subsidiaries	-	(535,000)	-
Non-deductible management fees	-	106,000	-
Stock-based compensation	-	132,000	86,000
Non-taxable portion of (gains) losses	18,000	(6,000)	(99,000)
Sale of loss carry forwards and tax assets of disposed of subsidiaries	4,090,000	-	-
Non-deductible fair value adjustment	1,650,000	-	-
Non-taxable gain on dilution	(1,634,000)	-	-
Non-taxable equity pick-up	21,000	-	-
Tax rate changes	(106,000)	103,000	(211,000)
Non-controlling interests	-	(9,000)	-
Others	4,000	6,000	8,000
Valuation allowances	(3,373,000)	170,000	306,000
Provision for income taxes	$ -	$ -	$ -

The components of future income taxes are as follows:

	2007	2006	2005
Net operating loss carried forward	$ 2,445,000	$ 5,210,000	$ 5,166,000
Difference between accounting and tax carrying - value of equipment and intangibles	22,000	606,000	480,000
Valuation allowance	(2,467,000)	(5,816,000)	(5,646,000)
	$ -	$ -	$ -

The Company has tax losses of $6,769,000 (2006 - $14,718,000; 2005- $14,300,000) available to be applied against future years' taxable income. In order to record a future income tax benefit, it must be more likely than not that the future tax asset resulting from the tax losses available for carryforward will be realized. Given the Company's uncertainty regarding profitability, the Company has to set up a 100% valuation allowance in respect of the future income tax asset. The tax losses expire in years ranging from 2007 through to 2017.

EIGER TECHNOLOGY, INC.   AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended September 30, 2007 , 2006 and 2005

20.   Reconciliation between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from U.S. GAAP. There were no material differences between Canadian and U.S. GAAP.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which is effective for financial statements issued for fiscal years beginning after November 15, 2007. The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The statement codifies the definition of fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The Company is currently assessing the potential impacts of implementing this standard.

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115" ("SFAS 159"). The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains or loses on items for which the fair value option has been elected in earnings (or another performance indication if the business entity does not report earnings) at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FASB No. 159 is effective as of the beginning of the fiscal years beginning after November 15, 2007. The Company is currently evaluating what impact, if any, SFAS 159 will have on its financial position or results of operations.

On May 2, 2007 the FASB issued FASB Interpretation ("FIN") No. 48-1, "Definition of Settlement in FASB Interpretation 48" ("FIN 48-1"). FIN 48-1 amends FIN 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109", to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The guidance in FIN 48-1 shall be applied upon the initial adoption of FIN 48. The Company is currently assessing the potential impacts of implementing this standard.

20. **Reconciliation between Canadian and United States Generally Accepted Accounting Principles**
(cont'd)

In May 2007, the FASB issued a FSP on FIN 46(R)-7, "Application of FASB Interpretation No. 46(R) to Investment Companies" ("FSP FIN 46 (R)-7"). FSP FIN 46(R)-7 addresses the application of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", by an entity that accounts for its investments in accordance with the specialized accounting guidance in the Guide. The Company is currently assessing the potential impacts of implementing this standard.

In June 2007, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 07-1, ''Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" ("SOP No. 07-1"). SOP No. 07-1 clarifies when an entity may apply the provisions of the Audit and Accounting Guide for Investment Companies (the "Guide"). Investment companies that are within the scope of the Guide report investments at fair value; consolidation or use of the equity method for investments is generally not appropriate. SOP No. 07-1 also addresses the retention of specialized investment company accounting by a parent company in consolidation or by an equity method investor. SOP No. 07-1 is effective for fiscal years beginning on or after December 15, 2007 with early adoption encouraged. The Company is currently assessing the potential impacts of implementing this standard.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141 (R)"). This statement replaces SFAS No. 141, "Business Combinations" and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, "Accounting for Income Taxes", to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, "Goodwill and Other Intangible Assets", to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 141(R) could have on its financial statements.

20.   **Reconciliation between Canadian and United States Generally Accepted Accounting Principles**
        (cont'd)

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin 51, "Consolidated Financial Statements", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently assessing the potential impact that the adoption of SFAS 160(R) could have on its financial statements.

21.   **Supplemental Cash Flow Disclosure**

During the year, the Company had cash flows arising from interest and income taxes paid as follows:

	2007	2006	2005
Interest paid	$ -	$ 68,000	$ 76,000
Income taxes paid	$ -	$ -	$ -

The Company had non-monetary transactions as follows:

a)   For the year ended September 30, 2006, Racino acquired licensing rights of $1,479,000, of which $1,457,000 was paid by issuing shares and warrants (note 12).

22. Segmented Information

Prior to fiscal 2007, management identified two reportable segments, "Newlook" and "Racino". Segmentation was determined on the basis of the types of goods and services provided. In 2007 the Company operated in only one segment known as Corporate.

Newlook consists of Onlinetel Corp. and Onlinetel Inc., which provides VoIP services to the Canadian long distance market. Racino is engaged in a racetrack and casino development opportunity in Saskatchewan, Canada.

22.   **Segmented Information** (cont'd)

Accounting policies for the operating segments are the same as those described in note 3. There are no inter-segment revenues.

The results of the operations and the amounts invested in these segments are as follows:

	2007	2006	2005
Revenue by Segment:			
Racino	$ -	$ 130,000	$ -
Corporate	-	-	-
Total Revenue by Segment	$ -	$ 130,000	$ -
Net Earnings (Loss) by Segment:			
Racino	$ -	$ (51,000)	$
Corporate	(877,000)	557,000	(703,000)
Discontinued	(979,000)	(414,000)	453,000
Total Net Earnings (Loss) by Segment	$(1,856,000)	$ 92,000	$(250,000)
Amortization by Segment:			
Corporate	$ 12,000	$ -	$ 20,000
Total Amorization by Segment	$ 12,000	$ -	$ 20,000

	2007	2006	2005
Capital Expenditures by Segment:			
Racino	$ -	$ -	$ -
Corporate	5,000	-	-
Total Capital Expenditures by Segment	$ 5,000	$ -	$ -
Identifiable Assets by Segment:			
Newlook	$ -	$1,273,000	$1,762,000
Racino	-	1,516,000	-
Corporate	3,869,000	112,000	167,000
Discontinued	-	-	3,000
Total Identifiable Assets by Segment	$3,869,000	$2,901,000	$1,932,000

23.   **Comparative Figures**

Certain figures for the years ended September 30, 2006 and 2005 have been reclassified in order to conform with the current year's financial statement presentation.

Exhibit 31.1

Certification Pursuant to
Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Amended

I, John G. Simmonds, certify that:

1.   I have reviewed this annual report on Form 20-F/A of Eiger Technology, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.   The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)   Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)   Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.   The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: April 25, 2008   By: /s/ John G. Simmonds
                                                    Name: John G. Simmonds
                                                    Title: Chief Executive Officer

Exhibit 31.2

Certification Pursuant to
Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Amended

I, Gary Hokkanen, certify that:

1.   I have reviewed this annual report on Form 20-F/A of Eiger Technology, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.   The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)   Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)   Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.   The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: April 25, 2008   By: /s/ Gary Hokkanen
                                                                        Name: Gary Hokkanen
                                                                        Title: Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report of Eiger Technology, Inc. (the "Company") on Form 20-F/A for the fiscal year ending September 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John G. Simmonds, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 25, 2008   By: /s/ John G. Simmonds

                                                                  Name: John G. Simmonds
                                                                  Title: Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Eiger Technology, Inc. (the "Company") on Form 20-F/A for the fiscal year ending September 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gary Hokkanen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 25, 2008   By: /s/ Gary Hokkanen
                                                                       Name: Gary Hokkanen
                                                                       Title: Chief Financial Officer